UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2005 (July 26, 2005)

Date of Report (Date of earliest event reported)

VINEYARD NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9590 Foothill Boulevard, Rancho Cucamonga, California	91730
(Address of principal executive offices)	(Zip Code)

(909) 581-1668

(Registrant's telephone number, including area code)

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 26, 2005, Vineyard National Bancorp released on its website an investor relations presentation for the second quarter of 2005. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this Report:

Exhibit 99.1 Investor Relations Presentation as of June 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: July 26, 2005

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1


VINEYARD
NATIONAL BANCORP
2nd Quarter 2005

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.


VINEYARD

CREATIVITY

INTEGRITY

FLEXIBILITY




VINEYARD

VINEYARD
NATIONAL BANCORP

Overview

- *Traded on the NASDAQ National Market System [VNBC]*
- *Market price – closed at $31.56 (June 30, 2005)*
- *$1.6 billion in assets (June 30, 2005)*
- *Shares outstanding – approximately 9.7 million (June 30, 2005)*
- *Market Capitalization – approximately $305 million (June 30, 2005)*
- *Inside ownership – approximately 18% (June 30, 2005)*
- *Institutional ownership – approximately 20% (June 30, 2005)*

Price Valuation Measures

- ***Trailing P/E – 17.83***
- ***Forward P/E fiscal year end (fye) Dec. 31, 2006 – 12.78***
- ***Price/Book most recent quarter (mrq) – 3.20***
- ***Stated Book Value Per Share (mrq) – $9.87***
- ***Diluted Book Value Per Share (mrq) – $10.12***

Earnings Estimates

- ***Analyst coverage – three (3)***
- ***Management's estimate (fye) 2005 - $2.00 - $2.10***
- ***Average of (3) analysts fye 2005 - $2.01***
  - ***% change from prior – 30.5%***
- ***Average of (3) analysts fye 2006 - $ 2.47***
  - ***% change from prior – 22.9%***

Financial Highlights


Capital
management
Balance sheet
effectiveness
Key Financial Principles
Consistent
EPS growth
Operational
efficiency

VINEYARD NATIONAL BANCORP

Vineyard National Bancorp
Summary Results 2003-2005

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share (1)	Return On Avg. Common Equity
Year to Date June 30, 2005	$ 9,200	$0.93	22%
Year Ended Dec. 31, 2004	$ 14,000	$1.55	29%
Year Ended Dec. 31, 2003	$ 8,000	$1.09	41%

- Adjusted for stock dividend, convertible preferred stock and stock split

Vineyard Bank
Summary Results 2003-2005

Bank Net Earnings

Dollars shown in all tables are in thousands

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date June 30, 2005	$ 11,400	1.60%	43%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%
Year Ended Dec. 31, 2003	$ 9,300	1.44%	45%

Overview

- *Stock appreciation growth of 2,328% (Oct. 2000 thru 2nd quarter 2005)*
- *Inclusion in the Russell 2000 index*
- *Alumni inclusion in Sandler O'Neill's "2005 Bank and Thrift Sm-All Stars"*
- *2004 - Rated "Market Cap Champion" by Carpenter & Company $1billion - $10 billion Asset Class, 85% one year stock appreciation*
- *July 2004 ranked tenth within the "Top 200 Publicly Traded Community Banks" by US Banker*
- *Listed in Sandler O'Neill's "2004 Bank and Thrift Sm-All Stars" for both performance and valuation*
- *2003 - Rated "Market Cap Champion" by Carpenter & Company $500M - $1billion Asset Class*

The Inland Empire…

- ***Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States***
- ***Major distribution hub for goods coming in through the Los Angeles Harbors***
- ***Availability of "affordable" and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions***
- ***Intersection or half way point between: Los Angeles and Palm Desert, Pomona Valley and Temecula Valley, Newport Coast and Coachella Valley***

❖ What Makes Vineyard Unique?

Vineyard Bank

Our Vision

We are a community bank

focused on relationships and the experiences we create

Creativity, Integrity, Flexibility

Vineyard's Growth

"PEOPLE are our most valuable asset"

- ***Teams dedicated to exceeding clients' needs in each of the geographic markets we serve throughout Southern California***
- ***The ability to attract and retain a variety of product specific "experts" dedicated to exceeding clients needs***
- ***Seasoned executive management leaders dedicated to the development and success of personnel***
- ***Encourages and rewards integrity, creativity and entrepreneurship***
- ***300 active positions have been added in the last 4 years***

Quality of Service

"PEOPLE are our most valuable asset"

- ***Unique product offerings, distribution channels and delivery systems***
- ***Relationship approach to community banking***
- ***Specialty products and dedicated service professionals***
- ***Single point of contact approach to customer service***

❖ Organization and Operating Strategy

VINEYARD BANK

June 2005

Specialty Groups

- SFR COASTAL (2001)
- SFR TRACT (2002)
- SBA (2002)
- CHURCH (2002)
- INCOME PROPERTY COMMERCIAL (2003)
- INCOME PROPERTY MULTI-FAMILY (2003)
- PRIVATE BANKING (2005)

Community Banking Centers

Developed

CHINO	DIAMOND BAR	LA VERNE	RANCHO
		(2001)	

Emerging

ARROWHEAD	CORONA	CRESTLINE	IRVINE	IRWINDALE	MANHATTAN BEACH	SAN DIEGO
(2003)			(2005)	(2003)	(2003)	(2005)

CEO

CCO/COO	**CFO**	**CIO**	**CAO**	**CCBO**
Credit	Finance	Information technology	Administration	Community Banking

CRM - Risk Management

Assets



$1,750,000
$1,575,000
$1,400,000
$1,225,000
$1,050,000
$875,000
$700,000
$525,000
$350,000
$175,000
$0

	YE 2000	YE 2001	YE 2002	YE 2003	YE 2004	June 30, 2005
Total Assets	$110,700	$191,300	$385,900	$887,800	$1,311,500	$1,619,600

At each period end, in thousands of dollars

VINEYARD NATIONAL BANCORP

Total Loans and Deposits



$1,200,000
$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0

	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	June 30, 2005
Net Loans	$78,700	$136,100	$250,200	$589,500	$1,014,000	$1,231,400
Total Deposits	$99,600	$159,400	$287,500	$603,300	$965,500	$1,034,100

Dollars in thousands at each period end

Bank Capital Adequacy Ratios



20.0%
16.0%
12.0%
8.0%
4.0%
0.0%

	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	June 2005
Leverage Capital	8.4%	12.5%	11.6%	10.3%	11.3%	11.5%
Tier 1 Capital	10.4%	15.1%	13.9%	12.7%	12.4%	11.9%
Total Capital	11.3%	16.1%	15.0%	13.9%	13.5%	12.8%

VINEYARD
NATIONAL BANCORP

Principle Operating Areas

- ***Community Banking Centers***
- ***Specialty Operating Groups (SFR coastal and Tract construction, Income Property {commercial and multi-family}, SBA lending, Religious Financial services, Private Banking)***
- ***Administrative Services***
- ***Corporate Services***
- ***Credit Administration***
- ***Finance and Accounting***
- ***Information Technology***
- ***Risk Management***

Community Banking Centers


Crestline
Lake Arrowhead
Irwindale
La Verne
Rancho Cucamonga
Diamond Bar
Chino
Manhattan Beach
Anaheim
Corona
Irvine
Carlsbad
San Diego
California

Full Service Banking Centers

- Chino
- Corona
- Crestline
- Diamond Bar
- Irvine
- Irwindale
- Lake Arrowhead
- La Verne
- Manhattan Beach
- Rancho Cucamonga
- San Diego

Loan Production Offices

- Anaheim
- Carlsbad

VINEYARD
NATIONAL BANCORP

Deposit Target Market Share

- Desired level of 20%, with a minimum target of 10% in each of the communities we serve.


Market Share
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Rancho
Chino
Crestline
Diamond Bar
Lake Arrowhead
La Verne
Irwindale
Corona
Manhattan Beach

Data collected from FDIC website as of June 2004

❖ *Strategic Focus*

VINEYARD NATIONAL BANCORP

SFR Coastal Construction

- *Construction financing to professional builders*

- *Affluent entrepreneurs along the Los Angeles South Bay and Orange County coast*

- *Continued demand for coastal products will follow the coast line of*
  - *LaJolla/San Diego*
  - *Newport Coast/Laguna Beach*
  - *Santa Barbara/Montecito/San Luis Obispo*
  - *Monterey/Marin County*

SFR Tract Real Estate Construction

- *Entry and "step-up" markets serviced by mid-size developers/builders within the greater Inland Empire*

- *Greater growth market*
  - *Palm Desert - empty nesters*
  - *Temecula Valley – new families*

- *South Orange County toward San Diego County*

VINEYARD
NATIONAL BANCORP

Income Property
Commercial / Multi-Family

- *Servicing professional income property management entities*
- *Following the economic expansion within Southern California*
- *Complements the high housing demand in Southern California*
- *Additional relationships within the communities we serve*
- *Greater growth markets*
    - *San Diego county*
    - *Temecula Valley*

SBA Lending

- *Intended expansion of the commercial and business banking product lines*
- *Non-interest income growth*
- *PLP status in the three southern regions of California*
- *Complement to the community focus of relationship banking*
- *Greater growth markets*
  - *Orange county*
  - *San Diego county*
  - *Temecula Valley*

Religious Financial Services

- ***Providing church and private school financing as well as establishing new depository relationships throughout California***

- ***Strengthening our community involvement and relationships within all the communities we serve***

VINEYARD
NATIONAL BANCORP

Entrepreneurial Banking

- ***Single point relationship management for entrepreneurs***
- ***Business and commercial opportunities***
- ***Cash management and specialty deposit relationships***
- ***Recruit local talents within each community***
- ***Exclusivity and flexibility***
- ***Greater growth markets***
  - ***Orange and Los Angeles counties***
  - ***San Diego county***

VINEYARD NATIONAL BANCORP

Commercial & Business Banking

- ***Mid-market specialty depository services***
- ***Low-Mid market commercial & business banking***
- ***Cash management deposit services***
  - ***HOA***
  - ***Title***
  - ***Escrow***
- ***Greater growth markets***
  - ***Orange and Los Angeles counties***
  - ***San Diego county***

VINEYARD NATIONAL BANCORP

Loan Portfolio Composition


$1,300,000
$1,200,000
$1,100,000
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0

	YE 2001	YE 2002	YE 2003	YE 2004	June 30, 2005
Loans Held for Sale	$4,471	$2,112	$0	$0	$0
Consumer & Other	$8,502	$5,719	$4,916	$3,042	$11,468
Commercial and Industrial	$20,219	$19,232	$26,827	$36,095	$38,724
SFR Tract Construction	$0	$14,171	$104,511	$129,900	$133,221
Residential Real Estate	$17,972	$22,349	$47,886	$118,962	$147,838
Multifamily	$1,091	$1,131	$27,986	$189,912	$257,905
CRE & CRE Construction	$56,206	$99,616	$174,579	$252,824	$306,760
SFR Coastal Construction	$29,506	$89,547	$212,727	$298,984	$352,687

Loan composition at each period end, in thousands

VINEYARD
NATIONAL BANCORP

Asset Quality


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
1.6%
1.1%
0.6%
0.1%
$1,500
$3,000
$7,500
$13,000
$13,900
1.10%
1.20%
1.30%
1.30%
1.10%
Dec. 2001
Dec. 2002
Dec. 2003
Dec. 2004
June 2005
ALLL
% of Gross Loans

Dollars in thousands at period end

Over the course of the past four years, the Company's net charge-off levels have been nominal

VINEYARD NATIONAL BANCORP

Targeted Loan Portfolio Composition

Period-ended,	Term Real Estate	Commercial/ Church/ SBA/Land	Consumer/ Residential	Single Family Residential Construction
CA Peer	45%	20%	20%	15%
Bank Targets	Up to 50%	Up to 15%	Up to 10%	Up to 40%
June 30, 2005	41%	14%	6%	39%
Dec. 31, 2004	43%	9%	6%	42%
Dec. 31, 2003	30%	15%	15%	55%

❖ Funding Strategy

Funding Strategy

- *Funding strategies will be aligned with:*
  - *earning asset repricing*
  - *market rate sensitivity*
  - *duration of the assets*
- *Contiguous expansion of our current markets*
- *Commercial & Business Banking*
- *Cash Management depository services*
- *De Novo offices*
- *Strategic Branding and Marketing of the Vineyard Franchise*
  - *In target geographic markets*
  - *In target product markets*
- *Strengthen strategic points of coastal initiative*

VINEYARD
NATIONAL BANCORP

2001 - 2005 Funding Strategy

Deposit Composition



$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0

	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004	June 2005
Time Deposits	$62,200	$96,000	$230,000	$387,100	$473,300
Savings & MMDA	$31,100	$110,200	$253,000	$417,300	$393,500
Demand and NOW	$66,000	$81,200	$120,300	$161,100	$167,300

Dollars in Thousands

❖ Summary Thoughts

VINEYARD NATIONAL BANCORP

2000 - 2004 “CAGR”
Compounded Annual Growth Rate



120%
100%
80%
60%
40%
20%
0%

	Net Income	Diluted EPS	Assets	Net Loans	Deposits
CAGR	118%	79%	86%	76%	89%

VINEYARD
NATIONAL BANCORP

Earnings


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0

	2000	2001	2002	2003	2004	6 mo. June 2004	6 mo. June 2005
Net Income	$600	$1,200	$3,000	$8,000	$14,000	$6,300	$9,200

Dollars in Thousands

Earnings – Return on Average Common Equity



$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
50%
40%
30%
20%
10%
0%
$0.15
$0.25
$0.52
$1.09
$1.55
$0.71
$0.93
7.0%
11.7%
22.2%
41.0%
28.6%
41.8%
21.5%
YE 2000
YE 2001
YE 2002
YE 2003
YE 2004
6 mo. June '04
6 mo. June '05
Diluted EPS
ROACE (Annualized)

VINEYARD NATIONAL BANCORP

Quarterly Stock Price



$35
$30
$25
$20
$15
$10
$5
$0

	2Q-01	3Q-01	4Q-01	1Q-02	2Q-02	3Q-02	4Q-02	1Q-03	2Q-03	3Q-03	4Q-03	1Q-04	2Q-04	3Q-04	4Q-04	1Q-05	2Q-05
High Price	$2.50	$2.85	$3.34	$3.99	$4.56	$5.60	$7.37	$8.05	$10.48	$14.65	$17.86	$22.18	$24.00	$28.95	$34.65	$33.28	$34.47
Low Price	$1.84	$2.26	$2.69	$2.75	$3.47	$3.93	$4.82	$7.04	$7.43	$9.91	$13.89	$17.58	$17.25	$20.57	$28.11	$26.60	$26.78

All prices have been adjusted for stock dividends and stock split

Summary Thoughts

- ***The Bank has assembled talented, and well-established professionals driven on value-added, relationship banking***

- ***The Company has delivered returns to its shareholders by providing properly incented product groups within a unique distribution network***

- ***The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations***

Employees, Customers, Investors….

"PEOPLE are our most valuable asset"


VINEYARD
NATIONAL BANCORP